June 8, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:	Healthcare Acquisition Corp. Preliminary Proxy Statement on Schedule 14A
Filed on February 9, 2007 as subsequently amended by
Amendment No.1 to Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2007
File No. 001-32587

Ladies and Gentlemen:

On behalf of Healthcare Acquisition Corp. (the “Company” or “HAQ”), we are electronically transmitting hereunder Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2007 and subsequently amended by filing of Amendment No. 1 filed on April 20, 2007 (“Amendment No. 1”) together with this letter which responds to the Staff’s comments to Amendment No. 1 set forth in a letter from John Reynolds, Assistant Director, dated June 1, 2007 addressed to John Pappajohn, Chairman of the Board of the Company. Marked courtesy copies of this filing are being sent via overnight courier to Messrs. John Reynolds, Duc Dang, David Link and David Walz.

We are authorized by the Company to provide the responses contained in this letter on behalf of the Company. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response. Please note that the entire filing has been modified and updated to reflect the inclusion of unaudited financial statements for each of HAQ and PharmAthene, Inc. at March 31, 2007, as well as the corresponding management’s discussion and analysis.

As we have indicated in our telephone conversations with the Staff, we appreciate any assistance that the Staff can provide to complete this review. As we have previously advised, HAQ must complete the acquisition before August 3, 2007 or it will be required to liquidate. As a result, HAQ needs to be in a position to mail the Proxy Statement no later than June 22nd to allow sufficient time for solicitation. As a consequence, in accordance with Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, we have indicated, and hereby advise the Staff, that the Company intends to mail on June 22, 2007.

General Response

As an overall response to the Staff’s comment letter, we note that a substantial number of the Staff’s comments relate to the issue of the valuation analysis undertaken by the HAQ Board of Directors and its determination of fairness of the transaction from a financial point of view. We appreciate that the amount of the merger consideration actually being paid may not always be reflective of the value of the target. We further acknowledge that disclosures in the prior filings of the Proxy Statement may have been insufficient disclosure regarding the valuation analysis that was undertaken. As we briefly discussed in our telephone conference with the Staff on Tuesday June 5th, there appears to have been lack of clarity in the prior filings regarding the value determination process and the factors analyzed by the HAQ Board of Directors in determining that the 80% net asset value requirement had been satisfied. We have, therefore, revised the disclosure in the discussion of the valuation process undertaken by the Board of Directors in several sections throughout the Proxy Statement to clarify that, while a specific dollar value was not ascribed to PharmAthene, a value range was determined.

However, as previously noted, the HAQ Board of Directors neither sought nor obtained any third party valuation analysis or fairness opinion, nor undertook the type of valuation analyses which might have otherwise been included in a third party fairness opinion. We have expanded disclosure in this regard and highlighted this fact in a number of sections of Amendment No. 2 to the Proxy Statement to fully apprise stockholders and investors of the limitations of the review and analyses undertaken by the HAQ Board.

For example, we have included the following disclosure (or variations thereof) in the Notice of Meeting and letter to stockholders and Summary section, as well as in a Risk Factor:

“No fairness opinion or valuation analysis from an independent third party was obtained with respect to the Merger Proposal or the value of PharmAthene. The Board of Directors of HAQ has determined that the fair market value of PharmAthene exceeds 80% of HAQ’s net assets and that the terms of the Merger are in the best interest of and fair to the stockholders. Such determination with respect to the proposed Merger and the consideration being paid for PharmAthene was based upon various factors as described in the enclosed proxy statement including the Board’s internal analyses of PharmAthene’s business, technology and future prospects, PharmAthene’s management and historical investments by third parties into PharmAthene.”

We have also included disclosure in the Question and Answer section and similar disclosure in the discussions under the headings “Background of the Merger” at pages 57 to 66 and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board” at pages 66 to 70.

General

1.
We note your response to comment one of our letters dated March 20, 2007 concerning the disclosure that your board did not determine a specific value for the target. Please revise the letter and notice to your stockholders and summary section to highlight the fact that you did not determine the value of the target when you decided to enter into the business combination agreement. Please note that a determination of value and the purchase price are different issues.

The letter to stockholders and Notice of Meeting and Summary of the Terms at page 2 and the Summary section at page 18 have been revised to clarify the extent to which, rather than determining a specific value for the target prior to execution of the letter of intent, HAQ undertook analyses to establish a value range. Conforming disclosure has been included under the sections entitled “Background of the Merger” at pages 57 through 66 and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board” at pages 66 through 70.

2.
We note your response to comment 41 of our letter dated March 20, 2007 that you determined that the price negotiated by the parties reflected the value of the target. Based on your previous disclosure, you did not determine the value of the target prior to entering into the merger agreement. If so, please revise the appropriate section to clarify that you determined the consideration to offer the sellers without first determining the value of the target. Also, please clearly explain how you negotiated the consideration without first determining a value for the target.

We have included two new paragraphs at the bottom of page 61 in order to clarify that a value, within a range, was established by the HAQ Board prior to the submission of the initial letter of intent even though no specific value was assigned to PharmAthene. We have further expanded upon the negotiation process throughout the "Background of the Merger" section at pages 57 to 66.

3.
Please revise to include management compensation disclosure in the document for the target’s management during the past year. The CD&A disclosure needs to include appropriate disclosure regarding the plan going forward after the merger to include any employment agreements or other compensation arrangements entered into or amended as a result of the merger. Please refer to Item 402 of Regulation S-K. Additionally, revise to include Item 404 of Regulation S-K disclosure for PharmAthene.

We have provided compensation disclosure regarding PharmAthene’s last fiscal year as well as CD&A disclosure for PharmAthene commencing at page 124 of the Proxy Statement. Additionally, CD&A relating to compensation plans for the combined company going forward after the merger is included at page 146 of the Proxy Statement.

Notice of Special Meeting

4.
We note your statement that “[i]f the Merger Proposal is not approved, it is likely that HAQ will have insufficient time and resources to seek another suitable business combination and will have to commence the winding up, dissolution and liquidation of HAQ ...” (emphasis added). We also note your statements in the Form S-1 that “If we enter into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to the expiration of 18 months after the consummation of this offering, but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If we are unable to do so by the expiration of the 24-month period from the consummation of this offering, we will then liquidate.” Please revise to clarify throughout the proxy that if the merger proposal is not approved then HAQ will have to commence the winding up, dissolution and liquidation of HAQ.

We have revised the disclosure throughout the Proxy Statement to clarify that if the Merger Proposal is not approved, HAQ will have to commence the winding up, dissolution and liquidation of HAQ; please see, in particular, the Notice to Stockholders and pages 4, 8, 9, 15, 72 and 135.

Summary of the Material Terms of the Merger, page 1

5.	Here and where you discuss the basis for the consideration being offered to PharmAthene, please revise to quantify, to the extent practicable, the value of such consideration.

We have revised the disclosure throughout the Proxy Statement to include reference to the potential aggregate value of the merger consideration; please see in particular, the letter to stockholders, Notice of Meeting holders and pages 2, 7, and 18, and 57.

6.	Please revise to clarify in the penultimate bullet point on page two that the board also did not make a determination as to the value of the target.

As noted in the general response above, we have provided revised disclosure on this issue in various sections of the Proxy Statement including in the penultimate bullet point on page 2 to indicate that the Board reviewed information relating to a value range for PharmAthene.

What happens if the Merger is not consummated, page 9

7.	We note your response to comment 17 of our letter dated March 20, 2007. We reissue the comment. Please revise to quantify your current outstanding liability and disclose the amount covered by waivers.

We have modified the disclosure at pages 9 and 132 to provide more extensive disclosure in response to the Staff’s comment to detail the exact amounts of any outstanding liabilities and the amount of liabilities covered by waivers.

Summary of the Proxy Statement, page 11

8.
We note your response to comment 18. Please revise to clarify that the combination must be with a target business or for assets whose fair market value is at least equal to 80% of the net assets of HAQ at the time of such acquisition.

We have provided revised disclosure at page 11 in accordance with the Staff’s comment to address the 80% requirement.

9.
We note the disclosure on page 12 that “stockholders holding an aggregate of up to 2,328,835 shares of common stock could convert such shares and the merger may still be consummated.” It is not clear how you arrived at that figures since it appears to be greater than 20% of the shares issued in your initial public offering. Your disclosure on page 16 indicates that if 1,880,000 or more shares exercise conversion the merger will not be consummated. Please revise to clarify.

We note the Staff’s comment and advise the Staff that the reference to 2,328,835 shares was a typographical error; this has been corrected at page 15 of the Proxy Statement.

10.
We note the additional disclosure on page 16 concerning the open market purchases by your officers and directors. In the appropriate sections, please revise to discuss the parameters of these purchase plans.

We have added footnote disclosure to detail the stock purchase plans adopted by certain members of the HAQ Board and management team. The disclosure is repeated on pages 17, 55, 56, 149 and 152 of the Proxy Statement.

Risk Factors

11.	We note your revisions to risk factor 2. Please reinsert your discussion addressing your first product Dominate Negative Inhibitor and that the program was subsequently terminated.

In response to the Staff’s comment, we have revised the second risk factor, now found on page 35 of the Proxy Statement, to reinsert the discussion relating to PharmAthene’s first product, Dominate Negative Inhibitor, and the fact that the program was terminated.

12.
We note the revision in the first risk factor on page 39 removing the language that your board “did not determine a specific valuation of PharmAthene at the time it entered into the merger agreement.” Please advise why the noted disclosure has been removed. Also, please revise to clarify that you determined the price to be fair without first determining the value of the target, if true.

We refer the Staff to our general response above. We have provided revised disclosure in the first risk factor on page 32 to address the Staff’s concern by indicating that although HAQ determined a value range for PharmAthene it did not establish a specific value for the target at the time it entered into the Merger Agreement. See also our response 13 below.

13.
We note your response to comment 39. We continue to believe that you should more prominently disclose the risk factors “There was no independent valuation of PharmAthene undertaken by HAQ ...” and “A stockholder may make a claim against HAQ for taking actions inconsistent with the IPO prospectus ....”

In light of the Staff’s position, we have relocated all of the risk factors relating to the merger to the beginning of the Risk Factor discussion and have given prominence in order to the risk factor relating to the absence of an independent valuation of PharmAthene. Please see page 32. As stated above in our general response, we have, in order to make it absolutely clear to stockholders that the Board of Directors of HAQ did not obtain any independent valuation of PharmAthene or a fairness opinion, we have modified the first risk factor as follows:

“The Board of Directors of HAQ did not obtain any fairness opinion or independent valuation analysis of the value of PharmAthene, or that the Merger consideration being paid for PharmAthene was fair to the stockholders of HAQ and no assurance can be given that the determination by HAQ’s Board of Directors represents the actual value of PharmAthene or that you will receive the value of your investment.

The Board of Directors of HAQ has not obtained an independent opinion regarding the valuation of PharmAthene or that the terms of the Merger, including the consideration to be paid, are fair to the stockholders of HAQ. Although the Board of Directors of HAQ undertook an analysis of the business and financial conditions and prospects of PharmAthene in making its determination as to the value of PharmAthene and the fairness of the terms of the Merger, there can be no assurance that an independent analyses would arrive at the same conclusion. Current HAQ stockholders and prospective investors must rely on their own business and investment background, and their own investigation of PharmAthene, and the proposed business of the combined company in determining whether to vote in favor of the Merger Proposal or invest in HAQ. The HAQ Board of Directors did not undertake or complete a valuation analysis which might have been undertaken by an independent financial advisor in a review of the proposed Merger for a determination of fairness from a financial point of view. The Board of Directors and management of HAQ relied upon their own business experience and the expertise of its individual members in the areas of mergers and acquisitions and finance in determining the range of value of PharmAthene in which PharmAthene should be considered and whether the terms of the Merger are fair to stockholders. Although we have knowledge of PharmAthene’s business and the industry, it is possible that the actual value of PharmAthene’s business is lower than HAQ could realize upon a sale of the combined company or its assets. No assurances can be given that you will receive the value of your investment upon disposition thereof.”

Conversion Rights, page 48

14.
We note your response to comment six of our letter dated March 20, 2007 and the revised disclosure on page 48. Please revise to specifically disclose the deadline which shareholders have to tender their shares in order to receive a pro-rata portion of the trust account if they exercise conversion.

We have modified the disclosure, now appearing at pages 8, 15 and 54 of the Proxy Statement to state that investors have until the third business day following consummation of the Merger, assuming it is approved, and assuming they have voted against the Merger and stated their intention to convert their shares, to tender their share certificates to participate in the conversion.

Background of the Merger, page 51

15.
We note your response to comment 52 of our letter dated March 20, 2007 that you have revised page 52 to highlight the 18 month deadline you were required to locate a target. We are not able to locate your response on page 52 of the proxy. It appears you instead disclosed the 24 month deadline. When discussing your negotiations with the target, please revise to highlight the proximity of the 18 month deadline by which you were required to at least locate a target.

We note the Staff’s comment and advise the Staff that we had previously deleted the disclosure because the 18-month timeframe no longer seemed relevant to the stockholder approval process, since HAQ had satisfied that condition. However, we note that the Staff views the entire timeline as relevant and, accordingly, we have modified the disclosure to include reference to the 18-month deadline and to also state that the letter of intent executed with PharmAthene was executed 53 days prior to the 18-month deadline. Please see page 58 of the Proxy Statement.

16.
We note the additional disclosure on page 54 that the consideration value for the target offered by SIGA would have increased to $414.5 million following SIGA’s announcement of news about one of its products. It is not clear how the increase in the SIGA consideration to $414.5 million is relevant given that announcement occurred after the termination of the merger agreement. Please clarify.

We note the Staff’s comment and advise the Staff that the language regarding the proposed SIGA merger, as originally drafted, was intended to respond to Comments 48 and 49 from the Staff’s comment letter dated March 20, 2007. We have deleted the reference to the increase in the SIGA consideration since it appears to have caused confusion.

17.
We note that you deleted your prior disclosure indicating that “there were no pre-existing relationships between any of our initial stockholders and any insiders of PharmAthene.” Revise to include that disclosure or clarify the pre-existing relationships.

We had modified the disclosure in Amendment No. 1 to respond to prior comments and believed we had covered this concept. In response to the Staff’s comment, we have re-inserted the previously deleted statement. Please see page 60 of the Proxy Statement.

18.
We note that on October 12, 2006 PharmAthene provided Mr. Kinley and Dr. Schaffer certain financial information which included projections and cash flow analyses. Advise us who prepared the projections. Supplementally, provide us with these projections. In addition, please provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

We have expanded the disclosure contained on pages 61 to 70 of the Proxy Statement to, among other things, set forth in the projections utilized by HAQ in its analyses and to indicate the source of such projections. We specifically refer you to the final two paragraphs on page 61 and the discussion beginning on page 66.

We have provided the projections, which were included in presentation materials, in hard copy form and not attached to the EDGAR filing of this correspondence letter.

19.
We note the revised disclosure on page 55 that on October 24, 2006, Mr. Kinley spoke with Messrs. Berger, Schellhammer, Pappajohn and Dr. Schaffer to review “the proposed valuation.” Please revise to identify the party that performed the valuation.

We refer the Staff to our general response above and note, in particular, that revised disclosure reflecting the management determined range of value has been provided at page 61 of the Proxy Statement.

We have also modified the sentence to which the Staff refers to read as follows (changes shown in italics):

“On October 24, 2006, Mr. Kinley spoke on the telephone with Messrs. Berger, Schellhammer and Pappajohn and Dr. Schaffer to review the terms of the draft letter of intent, the valuation range for PharmAthene that HAQ’s management had been considering and how it resulted in the proposed merger consideration for PharmAthene and to respond to questions from them regarding the business plan and other relevant information with respect to the business of PharmAthene.”

20.
We note your response to comment 55 that The Maxim Group prepared no reports or presentations to the board members prior to the board’s determination on January 16, 2007 to approve the merger. We cannot locate your disclosure that there were no presentations or reports prepared by The Maxim Group prior to the board's determination on January 16, 2007 to approve the merger. Additionally, address whether any presentations or reports were prepared by the company's management concerning PharmAthene's valuation that were presented to board members.

We have included several references in the Proxy Statement, including at pages 61, 62 and 149, to indicate that The Maxim Group did not provide any formal analyses to HAQ regarding PharmAthene.

21.
We note your response to comment 53. Revise to indicate that The Maxim Group did not provide any written or formal analysis in determining the consideration to be paid to the PharmAthene security holders. Additionally, we note that The Maxim Group was consulted on numerous occasions with regard to the valuation of PharmAthene. Discuss in detail the services provided by The Maxim Group in connection with the valuation of PharmAthene.

We have added the following disclosure at page 62 of the Proxy Statement in response to the Staff’s comment:

“Following conversations with representatives of PharmAthene, Mr. Kinley had further discussions with representatives of The Maxim Group as well as with Messrs. Pappajohn and Berger and Dr. Schaffer with respect to merger consideration and PharmAthene’s value. Management of HAQ did not request or receive any formal valuation analysis or reports from The Maxim Group related to the value of PharmAthene. Representatives of The Maxim Group were utilized by HAQ management to consult with regarding certain terms of the negotiations related to the merger consideration and the components parts of the consideration. Further, since The Maxim Group had acted as the underwriter in HAQ’s IPO, and was involved in several other “SPAC” merger transactions, HAQ management consulted with The Maxim Group with a view towards assessing whether the investment community would be receptive to the terms of the proposed Merger with PharmAthene.”

22.
We note your response to comment 53. Revise to indicate the valuation analyses performed by the Board of Directors prior to or during the merger negotiations until the Board approved the merger on January 16, 2007.

Additional disclosure has been provided at pages 61 through 62 and 66 through 70 to furnish greater detail regarding the valuation analyses undertaken by the HAQ Board.

23.
Please revise to clarify if the “draft letter of intent” included the consideration you would pay for the target. If the draft letter included the consideration, please revise to discuss how the consideration changed, if any, as the draft letter was revised.

We have revised the disclosures contained on pages 61 through 64 of the “Background of the Merger” section of the Proxy Statement to clarify that the consideration to be paid was modified a number of times subsequent to the initial draft letter of intent as a consequence of the negotiation process.

24.
On page 56, we note the revised disclosure that you discussed the valuation with “Messrs. Wright and Richman.” If the valuation was internal, please revise to discuss the reasons you would discuss such valuation with the target.

We have modified the disclosure on page 62 of the Proxy Statement to indicate that, during the meeting on November 7, 2006, the parties discussed specific issues relating to the valuation range, the merger consideration to be paid by HAQ to PharmAthene and other issues relating to the capitalization of PharmAthene, including its stock option plan and its preferred stock structure. The discussion regarding valuation was instigated by PharmAthene and its representatives to negotiate for increased merger consideration. As previously advised, the entire discussion on pages 61 to 64 has been enhanced.

25.	Please revise to indicate the subjects discussed at the December 12, 2006 meeting.

We have revised the disclosure at page 64 of the Proxy Statement to indicate the subjects discussed at the December 12, 2006 meeting.

26.	Please revise to briefly indicate the services provided by Mr. Kaufman.

We have provided the requested disclosure at page 64 of the Proxy Statement.

27.	We note the additional disclosure that BDR Research Group (BDR) provided you with a written report. Please revise to discuss the material content of the report.

We have revised the disclosure with respect to the BDR Research report at page 64 of the Proxy Statement to summarize the material content of such report.

HAQ’s Reasons for the Merger and Recommendation of the HAQ Board, page 59

28.
We note your statement that “Management of HAQ undertook a financial analysis of PharmAthene in order to determine that the value of the consideration to be issued by HAQ in connection with the Merger is fair and reasonable.” Please revise to indicate, in this section, that the board of directors of HAQ determined that the consideration to be issued was fair from a financial point of view.

We have modified the discussion beginning at page 66 of the Proxy Statement in accordance with the Staff’s request to indicate that the Board of Directors of HAQ made a determination that the consideration to be issued was fair from a financial point of view.

29.
We note your prior statement that the HAQ Board of Directors determined that the consideration to be paid by HAQ is fair from a financial point of view. We also note your revisions in this section in response to comment 41. Please revise this section to specifically address how the Board of Directors of HAQ determined that the consideration was fair from a financial point of view. Address in detail the specific valuations of PharmAthene performed which lead to the conclusion that the merger consideration to be paid by HAQ is fair from a financial point of view. We may have further comment.

We have modified the discussion in accordance with the Staff’s request to address specifically how the Board of HAQ came to its determination.

Please note the enhanced discussion at pages 66 through 71 of the Proxy Statement under the sections entitled “Background of the Merger” and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board.”

30.
We note the revised disclosure on page 60 that you undertook a financial analysis of the target. Please revise to provide more detail regarding that financial analysis performed. In doing so, disclose the method(s) of analysis and the figures used in such analysis. If projections or estimates were used, please provide the basis for such numbers. Also clarify when the financial analysis took place.

We have enhanced the discussion in accordance with the Staff’s comment. Please see the discussions at pages 66 through 71 of the Proxy Statement. We have included, among other disclosure, a table of the comparative analysis undertaken by HAQ’s management.

31.
We note the additional disclosure on page 60 that management also considered the value of the “intellectual property position.” Please revise to discuss how management valued the “intellectual property position.” In that regard, also clarify the meaning of the noted phrase. Clarify how it is different than the value of the intellectual property itself.

We note the Staff’s comment and advise the Staff that, because management’s consideration of the intellectual property was on a qualitative rather than a quantitative basis which did not ascribe “value” per se, we have deleted the statement in order to avoid any confusion.

32.
On page 60, we note that you disclose that you “recognized” historical valuations of “MPM Capital, HealthCare Ventures and Bear Stearns Health Innoventures.” As management considered those valuations material to its determination of consideration, please revise to elaborate on those here. Also, please revise to clarify if it is a generally accepted by the financial community to base a company’s value by its private placements.

We have changed the title of this paragraph at page 69 to “Historical Investments by Recognized Venture Capital Investors.” We believe this new title better explains the factors considered by HAQ’s management. We have also included the following new disclosure in the paragraph:

“HAQ’s management believes that the historical investments of the venture capital market in PharmAthene were a valid factor to consider in determining the valuation of PharmAthene and are recognized by the investment community as legitimate indices of valuation. Further, HAQ management believes that the willingness of these venture capital investors to continue to be stockholders in the post merger company reflected their belief in PharmAthene’s business and prospects. As with the other factors considered and discussed in the proxy statement, the historical level and types of investment were just one of the factors considered.”

33.
It is not clear how the “significant advances” by PharmAthene executives was considered as part of your valuation of the equity interest in PharmAthene. Please revise to clarify. Also, please clarify your use of the term "significant" in the noted disclosure.

We have revised the disclosure at page 69 of the Proxy Statement to remove the term “significant” and to specify what advances were considered.

34.
We note the additional disclosure that “in each instance, HAQ management determined that the valuation for PharmAthene was, in fact equal or greater than the value of the consideration ascribed for PharmAthene.” We also note disclosure in your initial proxy that you did not determine a value for the target. Please revise to clarify when you made the determination in the noted disclosure on page 60.

We have modified the discussion referred to on page 60 of the Proxy Statement in accordance with the Staff’s comment. Please note the enhanced discussions at pages 57 to 71 under the sections entitled “Background of the Merger” and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board” are intended to address the Staff’s concerns.

35.	We note the additional disclosure concerning the industry recognition you enjoy on page 60. Please revise to disclose if you quantified this factor in determining the value of the target.

We have modified the discussion at pages 57 to 71 under the sections entitled “Background of the Merger” and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board” in accordance with the Staff’s comment to indicate the difficulties associated with quantifying such industry recognition.

36.	Revise your disclosure under Industry Presence to clarify that the contract with the Department of Defense for Protexia is for $35 million.

We have revised the disclosure on page 69 of the Proxy Statement to more clearly indicate that PharmAthene’s basic contract with the Department of Defense is for $35 million and that it is only with options and extensions that the contract could amount to up to $213 million in revenues

37.
We note the disclosure concerning the valuation of comparable companies on page 61. Please revise to fully discuss this analysis. Identify the six companies deemed comparable and disclose their revenues, profits and market capitalization so that investors understand management’s considerations.

We have provided additional disclosure on page 68 of the Proxy Statement to include a comparative analysis chart with respect to five companies which was reviewed and considered by management. Information with respect to revenues, profits and market capitalization has been included.

38.	We note the disclosure of the government awarded contracts on page 61 as a reason for recommending the merger. Please revise to clarify if those are funded or non-funded contracts.

We have revised the disclosure at page 70 of the Proxy Statement to clarify that the government contracts are funded.

39.	We note the reference to the involvement of the target’s security holders on page 61 as a positive for this transaction. Please revise to identify those security holders and discuss their involvement.

We have revised the disclosure at page 70 of the Proxy Statement to identify the target’s security holders and to discuss their involvement with PharmAthene and the post-merger entity.

40.	We note your response to comment 66. We cannot locate the discussion regarding PharmAthene’s business strategy in determining to recommend the merger. Please advise or revise.

We refer you to the second bullet point on page 69 of the Proxy Statement entitled “Quality of and Strategy for Revenue Growth for PharmAthene’s Two Leading Products”, which includes a discussion regarding HAQ’s analysis of PharmAthene’s business strategy.

41.
We note your response to comment 65 of our letter dated March 20, 2007 that you have discussed the aspect of the target's financial results that the company considered on pages 60 and 61. We are not able to locate such disclosure. Please advise.

Please note the enhanced disclosure at pages 59 to 71 under the sections entitled “Background of the Merger” and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board.” Specifically, at pages 66 to 70 a detailed discussion of the analyses undertaken by HAQ’s Board based upon the financial information provided by PharmAthene has been included.

Satisfaction of 80% requirement, page 61

42.
Please revise to discuss in detail the analysis performed by the board of directors in determining that the fair market value of assets being purchased was at least equal to $110 million. Also indicate the valuation used for the SIGA Technologies transaction in establishing the value of the assets being acquired. We may have further comment.

We have modified this discussion in accordance with the Staff’s request and in conformity with our general response. Please note the enhanced disclosure at pages 57 to 71 under the sections entitled “Background of the Merger” and “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board” to more fully describe the analyses performed by the HAQ Board.

Consequences if Merger Proposal is Not Approved, page 62

43.
We note your statement that “in such an event its likely that management of HAQ will not have the time ... to find a suitable business combination partner ....” (emphasis added). We note your Form S-1 indicates that “we will dissolve and promptly distribute only to our public stockholders the amount in our trust fund ... if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not yet been consummated within such 18 month period).” It does not appear that the company may find a subsequently proposed combination at this time. Please revise you disclosure throughout the document.

We have revised the disclosure throughout the Proxy Statement and, in particular, at pages 45, 47, 48, 58, 65, and 72, to clarify that if this business combination is not consummated, management will be required to liquidate.

Recommendation, page 63

44.
Considering this subsection shortly follows the disclosure on pages 60-61, it is not clear how the summary positive factors enhance your disclosure. It appears repetitious. Please revise as appropriate.

We have deleted the repetitious disclosure.

45.
We note the negative factors disclose on page 64 in a highlighted summary format following the summary positive factors. To present balanced disclosure, please revise to relocate the noted disclosure to the subsection where you discuss the reasons for the merger on pages 60 and 61.

The negative factors have been re-located to the section entitled “HAQ’s Reasons for the Merger and Recommendation of the HAQ Board.” Please see page 70 to 71 of the Proxy Statement.

Recent Events, page 95

46.
We note the additional disclosure that on March 30, 2007 the target borrowed $10 from Valley Bank and Oxford Finance Corporation and secured such loan with its assets. Please revise to discuss your intentions, if any, to repay the loan with the proceeds of the trust.

We have provided additional disclosure at page 102 of the Proxy Statement to indicate that the loan from Silicon Valley Bank and Oxford Finance Corporation may not be repaid prior to October, 2007. Although the facility may be repaid after such date to the extent there are funds available that could be used for such repayment, Management has not made any determination to prepay the line.

Information About PharmAthene, page 106

47.	Please revise the overview section to indicate the actual amount of the contract with DoD for the advanced development of Protexia.

We have revised the disclosure on page 69, 70, 101, 103, 111, 118 of the Proxy Statement to more clearly indicate that PharmAthene’s basic contract with the Department of Defense is for approximately $35 million and that it is only with options and extensions that the contract could amount to up to $213 million in revenues.

48.	We note your response to comment 76. Supplementally provide us the articles or studies that support the belief that Protexia could be used to treat cocaine and heroin addiction.

We note the Staff’s comment and have provided supplementally the following articles supporting the belief that Protexia® may have utility for the treatment of cocaine and heroin addiction:

“Intravenous butyrylcholinesterase administration and plasma and brain levels of cocaine and metabolites in rats” written by Gilberto N. Carmona, Charles W. Schindler, Nigel H. Greig, Harold W. Holloway, Rebecca A. Jufer, Edward J. Cone and David A. Gorelick, published in the European Journal of Pharmacology, 517 (2005).

“Agents in Development for the Management of Cocaine Abuse” written by David A. Gorelick, Eliot L. Gardner and Zheng-Xiong Xi, published in Drugs 64 (2004).

“Butyrylcholinesterase Accelerates Cocaine Metabolism: In Vitro and In Vivo Effects in Nonhuman Primates and Humans” written by Gilberto N. Cremona, Rebecca A. Jufer, Steven R. Goldberg, David A Gorelick, Nigel H. Grieg, Qian-Sheng Yu, Edward J. Cone and Charles W. Schindler, published in Drug Metabolism and Disposition (1999).

“Enhancing cocaine metabolism with butyrylcholinesterase as treatment strategy” written by David A. Gorelick, published in Drug and Alcohol Dependence 48 (1997).

“Human erythrocyte but not brain acetylcholinesterase hydrolyses heroin in morphine,” written by A.Y. Salmon, Z. Goren, Y. Avissar and H. Soreq, published in Clinical and Experimental Pharmacology and Physiology (August 26, 1999).

“Hydrolysis and diacetylmorphine (heroin) by human serum cholinesterase, “ written by O. Lockridge, N. Mottershaw-Jackson, H.W. Eckerson and B. N. La Du, published in the Journal of Pharmacology and Experimental Therapy (October 1980).

49.
We note disclosure that you are developing Valortim with Medarex, Inc. (Medarex) and that proceeds from sales, if any, will be divided between you two depending on your contributions. Please revise to elaborate on this and clarify approximately what percentage is allocated to you.

We note the Staff’s comment and advise the Staff supplementally that PharmAthene’s contract with Medarex, Inc. contains a confidentiality provision which includes the requirement to maintain in confidence the terms of the agreement. As a consequence, we have not provided greater detail concerning the allocation of sales proceeds under the agreement.

50.	We also note disclosure on page 113 that the government has awarded Medarex funds to develop Valortim. Please revise to clarify if you receive any of those funds.

We have provided additional disclosure at page 118 of the Proxy Statement to clarify that PharmAthene does not receive any of the funds which were awarded to Medarex by the U.S. government to develop Valortim™.

51.
Please revise to identify your patents and applications by disclosing the patent and application numbers and their duration. Also, clarify the owner of the patent to the technology that yielded Valortim.

We have provided additional disclosure at page 119 of the Proxy Statement to identify our patents and provide greater clarity regarding ownership of the Valortim™ technology.

Certain Relationships and Related Party Transactions, page 136

52.
We note your response to comment 82 that you have disclosed the amount of reimbursable expenses that remain outstanding on page 136. We are not able to locate such disclosure on page 136. Please advise.

Please note the following disclosure which was set forth on page 136 of Amendment No. 1 and is now set forth page 149 of Amendment No 2:

In connection with our IPO, Mr. Pappajohn, Dr. Schaffer and Mr. Kinley loaned HAQ a total of $250,000 which was used to pay a portion of the expenses of our IPO, such as SEC registration fees, NASD registration fees, AMEX listing fees and legal and accounting fees and expenses. These loans were repaid out of the net proceeds of our IPO not placed in trust.

Financial Statements

Index to Financial Statements, page FS-1

53.	Revise the index to your financial statements to properly reflect the consolidated financial statement periods included for PharmAthene, Inc.

We have revised the index to the financial statements at the page between 160 and FS-1 of the Proxy Statement to properly reflect the periods covered for the consolidated financial statements of PharmAthene.

Report of Independent Auditors, page FS-16

54.
We note your response to prior comment 88. Please revise PharmAthene’s audit report to comply with Article 2-02 of Regulation S- X. Your current report is not signed by your auditor. In addition, the report fails to indicate the city and state where the report was issued.

We have revised PharmAthene’s audit report at page FS-15 of the Proxy Statement to comply with Article 2-02 of Regulation S-X.

55.
Note 3 to PharmAthene’s financial statements indicates the Consolidated Financial Statements have been prepared on a basis which assumed the company will continue as a going concern, given PharmAthene’s cumulative net losses and limited capital resources. Revise your Report of Independent Auditors accordingly to make reference to this disclosure, or tell us why you believe such disclosure is not necessary.

We have provided revised disclosure in Note 3 beginning on page F-22 to PharmAthene’s financial statements of the Proxy Statement to correct the prior disclosure.

If you have any questions, please contact the undersigned at 212-370-1300, or Matthew P. Kinley, the Company’s President, at 515-244-5746.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	/s/ Brian C. Daughney
Brian C. Daughney

cc:	Duc Dang
David Link
John Pappajohn
Matthew P. Kinley
Jeffrey Baumel, Esq.